SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ______

PRESS RELEASE

US Cable Network HBO Selects Thomson For Major New HD Initiative

Thomson to provide Grass Valley HD servers, cameras and routers in $5 million order

Paris (France), Nevada City (California), July 30, 2007 – To help distribute all of its 26 channels in pristine high-definition (HD) television resolution, HBO (Home Box Office) has ordered Grass Valley HD cameras, servers, and routers from Thomson (Euronext Paris: 18453; NYSE: TMS). The Grass Valley cameras will be used in HBO’s digital production studios in New York City, and the servers and routers will be installed in HBO’s main playout facility in Hauppauge, NY.

 “For HBO, moving to the automated K2-based distribution systems from Thomson has resulted in the development of an electronic workflow that has increased efficiencies and allowed us to put safeguards in place to ensure the reliable distribution or our programs,” said Charles Cataldo, Senior Vice President, Broadcast Operations and Engineering, HBO Communications. “We wouldn’t trust our playout operations to anything but Grass Valley server technology because we’ve grown comfortable with the mission-critical 24/7 performance they provide. Moving to the new K2 server systems is the next logical step in our evolution to high definition.”

“Thomson has a long-standing relationship with HBO that has been very fruitful for both companies,” said Jeff Rosica, Senior Vice President of Thomson’s Broadcast & Professional Solutions business unit. “HBO has been instrumental in the continuing development of Grass Valley K2 server system from Thomson and we’re pleased to continue to support HBO and help it achieve its goals as it moves aggressively into the distribution of HD programming to meet new consumer demand.”

HBO has already begun its comprehensive migration from Grass Valley Profile XP Media Platform servers to the latest-generation K2 Media Server and Media Client systems from Thomson and expects to complete the process by the end of the year.

###

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Laura Barber Miller (USA)	+ 1 503 526 7904	laura.barber@thomson.net
Denise Williams (USA)	+1 503 526 8160	denise.williams@thomson.net
Investor relations Thomson
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson in Multi-Million Dollar Deal to Supply Transmitters for UK Digital Switchover

Arqiva Awards Thomson Contract

To Supply Energy-Efficient High Power Transmitters

Paris (France), July 27th, 2007 – Arqiva, the independent broadcast transmission provider in the UK, has appointed Thomson  (Euronext Paris: 18453; NYSE: TMS) as its supplier for high power digital television transmitters for the BBC. Arqiva has won a contract from the BBC for the BBC’s new digital high power terrestrial network. To service this contract, which involves delivering two digital multiplexes, Arqiva has ordered 24 new Thomson Paragon IOT (inductive output tube) transmitters.

“We are charged with rolling out comprehensive digital television coverage the length and breadth of the United Kingdom between now and 2012,” said Steve Holebrook, Managing Director of Terrestrial Media at Arqiva. “We need a partner that understands our commercial requirements: we must have highly reliable and stable operation performance, of course, but power costs represent a significant part of our operational expenses and energy efficiency enables us to be competitive as well as being environmentally good practice. Thomson has demonstrated these qualities in its transmitter line, and in consequence we are confident to appoint them our supplier for high powered transmitters.”

The Thomson Paragon transmitter line has been designed with the requirements of high power digital television sites in mind. Thomson has been working with Arqiva on the development of the product to ensure that it meets the real needs of digital television transmission. The technology used in the Paragon transmitter achieves unprecedented levels of energy efficiency, while IOT technology is widely recognized to use half the power of solid state transmitters, the unique Thomson technology in Paragon halves the power again over other IOT designs. The result is a reduction of as much as 75 percent of the operating costs over long contract periods.

“The UK is moving rapidly towards all-digital transmission in 2012, and the transmission companies are now establishing their suppliers of key technology,” said Patrick Montliaud, vice president of Thomson Integration and Network Solutions, within the System division. “What they are looking for is quality, reliability and above all a good cost of ownership. The Thomson digital transmitter line has been designed with excellent energy efficiency in mind, and this very prestigious award from Arqiva acknowledges that we can deliver reliability and cost-effective operation.”

The contract calls for the transmitters to be delivered in 2008, with an extensive installation programme resulting in the first transmitters going on air on behalf of the BBC in 2009. The UK is phasing its digital switchover by regions and the installation of the new Thomson digital transmitters will follow that phasing, up to the planned completion of the analog switch-off in 2012.

###

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Laura Barber Miller (USA)	+1 503 526 7904	laura.barber@thomson.net
Denise Williams (USA)	+1 503 526 8160	denise.williams@thomson.net
Investor relations Thomson
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson: New Achievements in the Implementation of the Integrated Services Strategy Towards Digital Production and Online Distribution

Acquisition of SyncCast, a World Leader in Online Distribution
of Rich Media Content, Further Strengthens Strategy

PARIS, France and BURBANK, California – September 4, 2007 –  Thomson (Euronext 18453; NYSE: TMS), through its Technicolor services business, today announced new digital production and online distribution solutions, as part of its unique Integrated Services Strategy, which will address and support the media, entertainment and communications sector in its transition to fully digital technologies.

The objective of the strategy is to provide an integrated set of "one-stop" service offerings designed to improve time to market, reduce costs and reduce complexity by eliminating or reducing multiple vendors and platforms. Thomson today improves its unique Integrated Services Strategy by offering a great range of software and hardware programs/platforms, tailored with its customers, like MIDAS, and by the acquisition of SyncCast, a key-provider of complete end-to-end solutions in the delivery of digital content over IP networks.

Addressing changing market requirements

In order to respond to the increasing demand from consumers for immediate access to digital content, Media, Entertainment and Communication companies are seeking to manage, store, and quickly deliver content through a variety of distribution channels including online, broadband and mobile.

Thomson’s Integrated Services Strategy anticipates and supports the changing market requirements, providing customers with a comprehensive offering of market leading digital support services, ranging from initial content preparation to consumer or enterprise digital delivery. With this suite of digital services, Thomson provides its customers the capability to distribute more content, to more consumers, faster, at reduced costs and with reduced complexity.

Lanny Raimondo, senior executive vice president of Thomson’s Technicolor Services Division, said, "Establishing an integrated services strategy to guide our technology developments and future investments is key to Thomson's global expansion of electronic production and distribution services. With this strategy, we will support media, entertainment and communications companies in creating, managing and distributing content with greater efficiency, reliability and security across a wide variety of new and existing platforms."

Integrated Services Strategy Key Elements

The strategy ensures that Thomson’s Technicolor services business is properly positioned and technologically equipped to support customers, during and after, in the transition to fully digital work environments.

In parallel with the introduction of these newly expanded digital service offerings, Thomson will continue to support existing platforms and processes thereby enabling customers to make a cost-effective transition to fully digital environments - while maintaining the highest of quality and security standards.

Key components of the Integrated Services Strategy include a newly expanded range of digital applications : content preparation, file-based workflow automation across geographies, business systems intelligence, global media asset management, digital rights management, back-end billing support integration, and an extensive network connectivity infrastructure which includes a rich media content delivery network.

A new digital platform: MIDAS

The creation of the MIDAS (Media Ingest, Distribution and Storage) platform enables many of these key elements. MIDAS is a software and hardware platform supporting digital content preparation, storage, security and distribution. The variety of its solutions enables one of the largest ranges of digital production capabilities and online distribution solutions. MIDAS integrates: asset management systems, production and billing systems, workflow automation systems and production networks to seamlessly enable integrated digital services across all Thomson businesses. The platform includes a secure global private network for rapid and seamless file delivery, streaming and collaboration with key clients and between all Thomson’s post-production locations.

SyncCast Acquisition

To further complement its Integrated Services Strategy, Thomson recently completed the acquisition of SyncCast, a world leader in online distribution of rich media content, founded in 1999 in Anaheim, California. SyncCast’s extensive client portfolio, combined with Thomson’s existing video expertise and technologies, will further position Thomson as a world leader in electronic content distribution.

SyncCast is a leading outsourced application delivery network and digital media services provider mainly over IP networks. Unlike traditional content delivery networks that only distribute content, SyncCast provides complete end-to-end solutions – including content preparation and publishing; content delivery optimization; complex digital rights management (DRM); back-end integration with billing and payment platforms; and services for storing, managing, securing, and reporting the consumption of digital content. The company’s solutions enable some of the largest digital video distribution services in the world

Lance Ware, CEO of SyncCast, said, “SyncCast offers robust, rights-based digital media solutions that are critical for delivering and protecting content in the rapidly growing IP video delivery market. The combination of our innovative solutions with the customer strength and extensive video resources of Thomson will delight the digital entertainment world. The integrated end-to-end offering that we will collectively provide to the media, entertainment and communications industries addresses a major need for a comprehensive suite of back-end content delivery support systems for content owners and aggregators alike.”

SyncCast currently provides digital media services to a wide range of customers, including Microsoft’s Xbox LIVE® Video Marketplace, the Motion Picture Association of America, and National Geographic, and the company also manages and prepares content for companies such as CBS, MTV, HBO, and LionsGate. SyncCast built one of the first digital music video libraries for a major music label, designed one of the first IPTV solutions for a leading cable provider and engineered a music download site for one of the world’s largest retailers. Over the years SyncCast has worked closely with Microsoft to help media, entertainment and communications companies around the world build solutions on the Windows Media platform.

SyncCast has extensive experience throughout the interactive digital media community, including experience in application development, system integration, hosting, managed services, connectivity and content distribution solutions. The company also offers a host of security features, including digital rights management applications, DVD protection systems, and logging and reporting tools to its digital asset management application.

Blair Westlake, corporate vice president of the Media and Entertainment Group at Microsoft, said, "SyncCast has been a trusted partner and helped Microsoft build the second largest video delivery service on the Internet, Xbox LIVE Marketplace, in a matter of months. Thomson's acquisition of SyncCast expands its strength in video technology, content management and distribution, offering Microsoft more ways to extend our relationship in these core areas."

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Media Contact Information:

Martine Esquirou (Europe)	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet (Europe)	+33 1 41 86 65 24	Julie.dardelet@thomson.net
Season Skuro (U.S.)	+1 818 260 4528	season.skuro@thomson.net
Steve Bauer (U.S.)	+1 818 260 4520	steve.bauer@thomson.net
Investor Relations:
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Announces Several Major Orders at IBC 2007

Paris (France) - Amsterdam (The Netherlands), September 6th, 2007 – Thomson (Euronext Paris: 18453; NYSE: TMS) today announced several major orders for its broad range of high-definition (HD) solutions as well as for its content security solutions. These announcements are being made on the eve of the International Association of Broadcasters Conference (IBC), Sept. 7 to 11 in Amsterdam.

From mobile and live event as well as news production applications in broadcast to subscription television services, major global media leaders are choosing solutions from Thomson. Highlights announced by Thomson today include:

HD broadcast equipments

•

Australia’s FOXTEL Selects Thomson for HD Compression

FOXTEL, Australia’s largest and most successful PayTV provider, FOXTEL, has signed a deal to purchase HD and SD compression equipment from Thomson for FOXTEL’s HD launch in 2008. Nine new compression systems will be supplied to FOXTEL and will work in tandem with the existing installed base of ViBE compression equipment.  FOXTEL is now available to more than 70% of Australian homes.

•

Alfacam To Equip 10 HDTV OB Trucks with Thomson’s Grass Valley production equipment: including the largest camera order to date for Thomson

Alfacam, one of Europe’s leading outdoor broadcast and TV facilities providers that is part of the Alfacam Group (Euronext Brussels: ALFA), and already a significant user of Thomson equipment has ordered 144 HD Cameras and 10 HD Switchers to equip 10 new HD outdoor broadcast trucks. Alfacam Group is also investing in its own playout center and has ordered a 20 channel K2™ Media Server system to support it.

•

CBT Systems builds two major production facilities with Thomson HD equipment and systems

CBT Systems, a US premiere system integrator, has been implementing two major projects that make extensive use of Grass Valley™ high-definition production equipment from Thomson. Both projects have been built on highly efficient, virtually tapeless workflows that facilitate the fast creation and distribution of HD content for distribution on a variety of platforms that include traditional television and the Internet.

•

Broadcast Solutions Asia places massive order for HD cameras and switcher from Thomson

The Singapore-based remote production company has announced that it is starting its migration to high definition with an order for HD cameras and a production switcher from Thomson The order includes 24 multi-format cameras and a 3.5 multi-format production switcher.

•

Thomson selected by NTV-Plus for deployment of HD Set-Top Boxes

The leading Russian Pay-TV Operator, NTV-Plus, choose Thomson for the rollout of a new High Definition (HD) TV set-top box. The HD set-top box will support the launch of Russia’s first high-definition TV service by NTV-Plus this year.

Content Security

•

HBO protects content with the Thomson shield

Home Box Office (HBO) will implement a comprehensive Thomson Shield watermarking solution from Thomson to protect its 26 high-definition (HD) premium channels against piracy within its file-based infrastructure. The Thomson Shield Forensic solution is based on NexGuard™ video watermarking technology, which consists of embedding a virtual, invisible, and unique barcode in the essence of the video.

###

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net

Press relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Julie Dardelet	+ 33 1 41 86 65 24	julie.dardelet@thomson.net

Investor relations Thomson
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Abu Dhabi Media Company Selects Thomson to Help Support Major HD Expansion
and Rapidly Expanding Business

Orders 15ME Contract for 4 HD OB Vans, Establishes Technology Partnership

Paris (France) / Amsterdam (The Netherlands), September 10, 2007 – Thomson (Euronext Paris: 18453; NYSE: TMS), today announced that the Abu Dhabi Media Company (ADMC), founded earlier this year by Sheikh Khalifa bin Zayed al Nahyan, ruler of Abu Dhabi, has placed an order valued at approximately 15 million euros for four high definition outside broadcast units, the first HD remote production capability in the Middle East. In a related announcement, Thomson and ADMC also described a technology partnership.

“Media technology is one of the basic elements of the success in the media industry,” said Mohammed Khalaf Al Mazrouei, the Chairman of ADMC.

“We want to be an A-class and in the first row in the media industry,” said Riyad Al Mubarak, the Chief Executive Officer of ADMC.

“And we believe that to be in the first row we have to have the latest technology that suits with our goals and objectives. Thomson demonstrated to us that they had the competencies to deliver precisely what we need within our tight timescales,” said Abdul Hadi Abdullah, Director of Media Technology of ADMC. “Our vision is for media and culture as a central goal in the economic and social growth of the Emirate. We aim to become a leader in production and broadcasting in the Middle East using leading-edge technologies and workflows. These first four trucks are just the start for our challenging project.”

ADMC has established a technology-partnership agreement with Thomson, under which the first contract, worth 15 million Euros, is for four outside broadcast trucks. Two are very large production centers, based on articulated trailers with expanding sides. The other two are smaller, fixed axle units. In each case the production capability is based around a fleet of LDK 8000 multi-format HD cameras, Kayak™ switchers and other Grass Valley™ infrastructure products.

“We are very excited by the ADMC project,” said Jacques Dunogue, Senior Executive Vice President of the Systems Division within Thomson. “As a region the Middle East is challenging the world of broadcast by demanding very high standards of high definition production. ADMC is leading that challenge, through four television stations in the United Arab Emirates and now with this production capability to cover the whole region. We look forward to a long and fruitful role as their key technology partner.”

Four HD OB Vans

The first contract awarded to Thomson is for the complete turnkey delivery of four mobile production centers. The Grass Valley systems group is undertaking custom design and coach building of the working spaces to meet the practical and ergonomic needs of Middle Eastern productions, working in close co-operation with engineers and operational teams from ADMC.

The order includes 37 LDK 8000 cameras in its new SportCam format. The SportCam version, launched at IBC 2007, brings 2x shooting for super slow motion to a standard HD camera for the first time, allowing directors to dynamically reassign slow motion facilities during a production if required. Each unit includes a large Kayak production switcher, and the technical infrastructures use Grass Valley Concerto routers and GeckoFlex and Kameleon modular products.

Of the four units in this order, two are large articulated vehicles designed for 12 camera operations, with a double extension down the full length of one side, creating space for VIP production staff as well as technical and operational teams. The double-expanding section creates plenty of working space for slow motion operators and editors to ensure very high production values for sports and other live action programming. Of the other two, one is a fixed-axle vehicle but also incorporating a full-length extension to ensure maximum production power for eight cameras in a compact and flexible form. The fourth is a fixed-side vehicle for smaller, five camera productions.

The project is already underway, with a challenging timeframe of eight months to complete delivery of all four vehicles. The construction is being undertaken at the Grass Valley systems group’s workshops in Weiterstadt, Germany, with coach building by leading European specialist Guering.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information: http://www.thomson.net.

Press relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Laura Barber-Miller (USA)	+ 1 503 526 7904	laura.barber@thomson.net
Investor relations Thomson
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

DIRECTV and Thomson Introduce First Satellite Based Multi-Dwelling Unit Triple-Play Technology Platform - DIRECTV MFH3™

DIRECTV MFH3 distribution supports delivery of the full array of DIRECTV content - both standard and high-definition TV plus digital video recorder service; Enables service providers to offer triple-play TV, phone and Internet over single technology platform

Paris (France), September 11, 2007 – DIRECTV, Inc., North America’s leading satellite television service provider, and Thomson (Euronext 18453; NYSE: TMS) are launching the first satellite TV distribution system for multi-dwelling units (MDU) to use IP technology for the delivery of TV services. The introduction of the DIRECTV MFH3™ (Multi-Family Housing version 3) distribution system, jointly developed with Thomson, is timed to support DIRECTV’s massive expansion of HD services this fall.

The DIRECTV MFH3™ system, designed to solve satellite distribution issues in dense living spaces such as apartment complexes, condominiums and master planned communities, enables the delivery of all DIRECTV satellite TV programming and services using existing in-building and distribution wiring, lowering the cost of installation. As an IP distribution platform, service providers that have won the rights to deliver communications services to MDUs or planned communities can easily integrate the MFH3™ with their existing voice and Internet services and deliver triple play services over a single infrastructure.

The MFH3 system uses IP technology as a simple distribution platform to deliver satellite television and other services from a private “on-property” head end facility to each customer dwelling.  A single head end system currently supports up to 500 devices, with larger systems in development, to effectively meet the needs of the largest apartment complex.

“By leveraging our new MFH3™ platform, we will have the ability to deliver the full DIRECTV television experience to our MDU customers, including our industry-leading HD programming, exclusive sports, DVR, DIRECTV Interactive and our soon to launch DIRECTV on Demand service.  These services can now be combined to more easily deliver a bundle  with voice and Internet service”  said Daren Benzi, vice president, Sales Development and Strategy, DIRECTV, Inc. “MFH3 also offers real estate developers, managers and service providers a next-generation platform that more easily and efficiently integrates with existing building infrastructure and at lower cost.”

“This joint development of MFH3™ with DIRECTV reflects Thomson’s commitment to provide its operator customer base with solutions that not only embrace the latest generation of services but also simplify the delivery of these services and reduce the cost of deployment” said Georges Laplanche, Vice President, Satellite Premises Systems at Thomson. “This agreement reinforces and further expands our long term technology and supply relationship with DIRECTV.”

***

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About DIRECTV, Inc.

DIRECTV, Inc., the nation’s leading satellite television service provider, presents the finest television experience available to more than 16.3 million customers in the United States, through exclusive content, industry-leading customer satisfaction (which has surpassed cable for six years running) and superior technologies. Each day, DIRECTV subscribers enjoy access to over 250 channels of 100% digital picture and sound, exclusive programming and the most comprehensive collection of sports programming available anywhere, including NFL SUNDAY TICKET™ and MLB EXTRA INNINGS®. DIRECTV (NYSE:DTV) also leads the digital television technology revolution with exclusives such as NFL SUNDAY TICKET SuperFan™, US Open Interactive and YES Network Interactive and will soon have the capacity to offer over 150 channels in HD. For the most up-to-date information on DIRECTV, please visit directv.com.

DIRECTV, NFL SUNDAY TICKET, MLB EXTRA INNINGS and SuperFan are trademarks or registered trademarks of DIRECTV, Inc. in the United States and/or other countries.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems & equipment to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Thomson Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Brenda Clery	+33 1 41 86 54 81	brenda.clery@thomson.net
Claudine Cécille	+33 6 07 86 55 52	claudine.cecille@thomson.net
DIRECTV Press Relations
Jade Ekstedt	+1 (310) 964-3429	jlekstedt@directv.com
Thomson Investor Relations
Marie Boidot	+33 1 41 86 51 00	marie.boidot@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson raises €150m in long-term private debt placements

Paris (France), October 5, 2007 - As part of its regular refinancing program, Thomson (Euronext 18453 ; NYSE : TMS) last week raised €150 million of notes with 7 and 5 year maturities in private placements. The terms of the notes meet Thomson's criteria for long-term borrowing in terms of costs, while the covenants are identical to its outstanding US private debt placements.

These long-term refinancings complete Thomson’s current refinancing program, which is designed, together with expected cashflow, to cover its long-term debt obligations in 2008, as well extending Thomson’s current average net debt maturity to around 5 years.

###

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press relations Thomson
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Investor relations Thomson
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net

PRESS RELEASE

Thomson announces exit from remaining Audio-Video and Accessories businesses

Paris, October 16, 2007 — Thomson (Euronext 18453 ; NYSE : TMS) today announced it has signed a definitive agreement to sell its consumer electronics Audio-Video (AV) activities outside Europe (AV US/ROW). In addition, Thomson will progress with closing its European Audio/Video and Accessories (AVA Europe) activities.

Sale of AV US/ROW

Thomson is selling the AV activities to Audiovox Corporation (NASDAQ: VOXX). Completion of the sale is expected to take place on December 31, 2007.

Currently, the AV business sells a range of AV products, including DVD and MP3 players, under various brands including RCA. As part of the transaction, Thomson will assign to Audiovox rights worldwide to the RCA brand within the field of use for AV products.  Audiovox is a US listed company, well established in the consumer electronics field. It already has a presence in AV products and in January 2007 purchased Thomson’s US/ROW Accessories business, including rights to the RCA brand for consumer electronics accessories.

AVA Europe

Following discussions with various parties on the alternatives for the future of its AVA Europe business, Thomson will progress with closing the business, except for the Skymaster activities in Germany, where discussions with potential purchasers continue. Thomson will implement the appropriate social measures in line with regulations and laws which apply in the different countries where the AVA Europe activities operate.

Financial effects

The cash proceeds of the AV US/ROW sale (net of related restructuring costs and including expected trademark payments and liquidation of working capital) are expected to be just over €40 million.  The cash costs of shutting the European activities and the expected costs of exiting the German operation, net of liquidation of working capital, are estimated to be just over €30 million.

The US sale and European closure will give rise to one-off asset write-offs and charges of the order of €90 million. In addition, operating losses and other costs from discontinued operations for the second half of 2007 are expected to be about €45 million. These costs will be taken in the second half of 2007 and will therefore impact the Group’s net results after discontinued operations for 2007. From 2008 any remaining charges and net cash effects relating to these activities are expected to be immaterial.

Thomson reports its third quarter sales on Thursday 18th October.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

Press Relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Caroline Ponsi	+33 1 41 86 61 11	caroline.ponsi@thomson.net
Investor Relations
James Johnson	+33 1 41 86 51 00	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson Signs Exclusive Long-Term Agreement with Overture Films to Provide Range of Film & Distribution Services

Thomson, under its Technicolor brand, to Provide Film Laboratory and Cinema Distribution Services

PARIS, France and BURBANK, California – October 16, 2007 – Thomson (Euronext 18453; NYSE: TMS), through its Technicolor brand within the Services division, announced it has signed an exclusive long-term agreement with Overture Films, a film studio backed by Liberty Media and Starz, LLC, to provide worldwide film laboratory and cinema distribution services.

Overture Films’ CEO Chris McGurk said, “We’ve had a strong relationship with the entire Technicolor management team for many years now, and we are thrilled to once again partner with such an innovative and high quality organization.”

According to Danny Rosett, COO, Overture Films, “Thomson-Technicolor is differentiated by its unique, clearly-stated strategy and understanding of the industry’s digital transformation. As a result, we’re confident in its ability to provide the industry’s most comprehensive film and distribution services that Overture Films needs as a new studio.”

“We are very pleased to partner with such a dynamic independent film studio such as Overture Films,” said Lanny Raimondo, senior executive vice president of Thomson, and CEO of Technicolor. “Our team has a tremendous amount of respect for Chris McGurk and Danny Rosett, and with an exciting line-up of films slated for release in 2008, we look forward to developing a mutually beneficial relationship that will capitalize on the fast-changing world of filmmaking as we make the transition towards digital.”

Under the terms of this exclusive long-term agreement, Technicolor will provide Overture Films with an extensive range of worldwide film laboratory services, including 35mm trailer and release printing and front-end negative processing; cinema distribution services, including, film distribution, security screening, advertising/publicity services, print rejuvenation, archival, inventory storage and destruction, and other special projects.

Thomson’s Services division offers the industry’s most comprehensive portfolio of capabilities from its nine full-service film laboratories in Los Angeles, New York, Montreal, Toronto, Vancouver, London, Rome, Madrid and Bangkok. The company is also among the world’s largest processor of front-end and bulk release film prints, with the ability to process more than five billion feet of release prints annually for the most highly-regarded names in U.S. moviemaking including DreamWorks Animation, New Line Cinema, Paramount, Universal Pictures, The Walt Disney Company and Warner Bros.

Overture Films is an operating unit of Starz, LLC, which in turn is a wholly owned subsidiary of Liberty Media Corporation that is attributed to Liberty Capital Corp.  Overture Films has several theatrical releases slated for 2008, including Righteous Kill with Robert DeNiro and Al Pacino; Mad Money with Katie Holmes, Queen Latifah and Diane Keaton; Sleepwalking with Charlize Theron, Dennis Hopper and Woody Harrelson; Traitor with Don Cheadle and Guy Pearce; and Last Chance Harvey with Emma Thompson and Dustin Hoffman.

# # #

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA, and Thomson brands. For more information:  http://www.thomson.net.

About Overture Films

Launched in the fall of 2006, Overture Films (overturefilms.net) develops, produces, acquires, and distributes motion pictures worldwide. The studio forms collaborative relationships with filmmakers and empowers them to produce quality films that take creative risks and break new ground. Its affiliated companies, Starz Home Entertainment and Starz Entertainment, make the films available domestically to viewers via home video, premium television, Internet and other outlets. Overture Films is an operating unit of Starz, LLC, which in turn is a wholly owned subsidiary of Liberty Media Corporation that is attributed to Liberty Capital Corp.

Media Contact Information
Martine Esquirou (Europe)	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet (Europe)	+33 1 41 86 65 24	julie.dardelet@thomson.net
Steve Bauer (U.S.) - Technicolor	+1 818 260 4520	steve.bauer@thomson.net
Adam Keen (U.S.) – Overture Films	+1 424 204 4144	adam.keen@overturefilms.net
Investor relations Thomson
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

Thomson: Third Quarter 2007 Revenues

•

Core third-quarter revenues grew just over 2% at constant currency, and 4.7% for the first nine months of 2007, in line with our 2007-9 revenue objectives

•

Resilient performance from physical media

•

Improved performance from Broadcast & Networks, which returned to growth

•

AVA exit announced

Paris, 18 October 2007 – The Board of Directors of Thomson (Euronext Paris: 18453, NYSE:TMS), chaired by Frank E. Dangeard, met in New York on 17 October 2007 to review revenues for the quarter ending 30 September 2007.

•

Thomson reported total revenues of €1,375 million for the quarter. Core Business reported revenues were €1,370 million (3Q06, €1,401 million). Currency movements were significant and decreased Core Business revenues during the quarter by €60 million. Core Business revenues at constant currency were therefore €1,430 million, an increase of just over 2% year-on-year. Perimeter effects were minimal in the quarter.

•

Third-quarter revenues for the Services Division were up 1% at constant currency, despite few blockbusters in Film and DVD.

•

The Systems Division grew 3% at constant currency. Access Products grew modestly compared to a strong 3Q06 and Broadcast & Networks recorded constant currency revenues slightly above 3Q06.

•

Within the Technology Division, our Licensing business performed strongly.

•

Revenues for the first nine months of 2007 grew 4.7% at constant currency, in line with our 2007-9 revenue objectives.

Commenting on the third-quarter revenues, Frank E. Dangeard, Chairman & CEO of Thomson, said:

“We met our key strategic and operational objectives in the third quarter. In particular we began to improve performance in Broadcast & Networks and launched key initiatives in online content distribution. Our focus for the remainder of the year and in 2008 will continue to be on driving profitable growth and operational efficiencies across the Group to deliver shareholder value.”

Third Quarter 2007 Consolidated Revenues (unaudited)

In € millions unless otherwise stated	3Q 07 actual	3Q 07 constant currency	3Q 06	% change constant currency
Services	598	627	622	0.7%
Systems	651	673	654	3.0%
Technology	120	129	116	11.9%
Others	1	1	9	n/m
THOMSON CORE	1,370	1,430	1,401	2.1%
Non-Core	5	5	22(1)	n/m
THOMSON GROUP	1,375	1,435	1,423(1)	0.8%

(1) Revenues are presented according to IFRS and therefore exclude activities treated as discontinued for the quarter, principally the remaining Audio/Video and Accessories businesses.

Exit from AVA Businesses and Outlook

•

Thomson announced earlier this week that it had signed a definitive agreement to sell its Audio-Video activities outside Europe (AV US/ROW) and will progress with closing all European Audio/Video and Accessories (AVA Europe) activities except for Germany where discussions continue with potential interested parties.

•

The cash proceeds of the AV US/ROW sale (net of related restructuring costs and including expected trademark payments and liquidation of working capital) are expected to be just over €40 million. The cash costs of shutting the European activities and the expected costs of exiting the German operation, net of liquidation of working capital, are estimated to be just over €30 million, resulting in an expected net inflow from these exits of €10 million.  In addition the cash outflow in 2H07 from operating losses and other costs from discontinued operations for the second half of 2007 are expected to be about €45 million. From 2008 net cash effects relating to these activities are expected to be immaterial.

•

With regard to the expected loss from discontinued operations for 2H07, in addition to the operating losses and other costs of about €45 million, the AVA exits will give rise to one-off asset write-offs and charges of the order of €90 million. From 2008 any remaining charges relating to these activities are expected to be immaterial.

•

These charges will be taken in 2H07 and will impact the Group’s net result after discontinued operations for 2007. This is expected to be lower than last year as a result.

•

The Group expects to have a profitable and cash generative fourth quarter across all three core divisions. With regard to revenues, growth at constant currency in 4Q07 is expected to be slightly higher than in 3Q07. Most of the Group’s markets appear robust, as reflected for example in a good DVD release slate, the reception of new products in Broadcast & Networks and significant new clients.

•

As announced at the time of our 2006 results, the Group retains an objective of higher sales growth at constant currency in 2008 and 2009, in line with or ahead of market growth, following this more modest growth in 2007. We maintain an objective of significant increases in Group net profit in 2008 and 2009.

Divisional Review

Services

Revenues for the Services division reached €598 million for 3Q07 (3Q06, €622 million). Currency movements decreased revenues during the quarter by €29 million. Revenues at constant currency thus increased by 0.7% year-on-year. Perimeter effects were minimal in the quarter (€13 million of revenues from NOB in Network Services).

We continued to grow strongly overall in our digital and electronic services activities (Network Services, Content Services and digital cinema). This growth was offset as expected by a decline in physical media (Film and DVD Services).

•

There were few blockbusters in either Film or DVD.  Despite this, volumes held up well.

DVD volumes for the third quarter showed a 4.8% increase in units from 383 million units to 402 million units. Key studio titles in DVD for the quarter were Ratatouille, Jungle Book and initial volumes of Transformers and Shrek the Third. The mix between studio and kiosk volumes improved relative to 3Q06.

In Film, footage for the quarter was 1.17 billion feet (3Q06, 1.29 billion feet). Titles in the quarter included The Bourne Ultimatum and, outside North America, Harry Potter - the Order of the Phoenix and Ratatouille.

•

The revenues driven by digital and electronic media continued to grow strongly in 3Q07, particularly in Network Services.

Content Services showed good growth. In higher-end services Visual Effects (VFX) in particular led the way.  Titles included VFX work on Fred Claus, 10,000 B.C., and continuation of the Narnia project.

Network Services again grew significantly in the quarter. We increased the number of channels managed, notably with the successful start of the BBC Worldwide contract, announced in July.  We expect a continuing increase in channel launches for blue chip broadcasters over the next six months.  Our retail media services continued to grow steadily in North America and we progressed our plans for international expansion of this offering in Latin America.

Our offering in electronic distribution services to the home was significantly strengthened in the quarter by the acquisition of SyncCast, a key-provider of complete end-to-end solutions in the delivery of digital content over IP networks. Although this market is currently small, we expect it to be an area of growth going forward to complement our other electronic content services and network services.

Systems

Revenues for the division reached €651 million for 3Q07 (3Q06, €654 million). Currency movements decreased sales during the quarter by €22 million. Revenues at constant currency therefore grew by 3.0% year-on-year, compared to a particularly strong 3Q06 and with Broadcast & Networks returning to growth.

•

 In Access Products, Thomson shipped 2.7 million satellite set-top boxes in 3Q07 (vs. 3.7 million in 3Q06), 0.6 million cable set-top boxes (vs. 0.4 million in 3Q06), and 2.6 million access products for telecom operators (vs. 2.3 million in 3Q06) – making a total of 5.8 million access products in the quarter (vs. 6.4 million in 3Q06).

For satellite customers, an increase in average selling prices from the continuing improvement in product mix balanced lower unit volumes.

Access products for telecom operators grew year-on-year during 3Q07, with continuing roll outs of the France Telecom Livebox and the BT Hub quadruple-play enabled gateway in the UK again the most significant contributors.

Sales to cable customers grew well. Sales of eMTA devices to Comcast, the North American cable operator, started at the end of the quarter.

•

Broadcast & Networks showed an increase in revenues at constant currency in the quarter compared to 3Q06. After delays in the first half, the LDK8000 highdefinition camera sold well in 3Q07 and a number of other broadcast product lines, including servers, switchers and most notably news & desktop editing systems, performed well. We showcased a beta version of the Infinity professional camcorder in September at the IBC show in Amsterdam, where we registered a good reaction across our service and product range.

Network product sales also rose, notably with the introduction of the new NetProcessor product range, as well as successes in servers for Video-on-demand applications.  The ViBE MPEG-4 encoder with the Mustang chip was demonstrated live at IBC and will be launched this quarter. Key systems orders include transmission equipment for Arqiva and high-definition outside broadcast units for the Abu Dhabi Media Company.

Operational programs have begun and will realise some cost savings in 2H07, and we will conclude in the fourth quarter a comprehensive review of the consequences for existing products and programs of the current wave of new product introductions. This is expected to lead to a small one-off non-cash charge in 2H07.

Technology

Revenues of the division were €120 million for 3Q07 (3Q06, €116 million). Currency movements during the quarter decreased sales by €9 million.  Revenues at constant currency therefore increased by 11.9% year-on-year

Reported licensing revenues were €93 million for 3Q07 (3Q06, €92 million). Currency movements were significant and decreased licensing revenues for the quarter by €9 million. Licensing revenues at constant currency thus increased by 10.6% year-on-year. There was no change to the major trends in programs from 1H07. Thomson had over 1,000 licensing contracts outstanding across its 23 licensing programs.

Non-Core and Discontinued Activities

Revenues of Non-Core activities were €5 million for 3Q07 (3Q06 revenues €22 million), reflecting the lower levels of external revenues at our Angers and Genlis operations.

Group reported revenues are presented according to IFRS and therefore exclude activities treated as discontinued for the quarter.

Other

The Group recently signed a private debt placement to refinance €150 million of shortterm debt to maturities of 7 years (for €100 million) and 5 years (€50 million), in line with our policy of maintaining a prudent average debt maturity profile.  The terms of the notes meet Thomson's criteria for long-term borrowing in terms of costs, while the covenants are identical to its outstanding US private debt placements.  This extends the Group’s current average net debt maturity to around 5 years.

The sale of the Camarillo property in California which gave rise to a €36 million profit in 1H07 was completed as expected in the quarter.

The Board has decided to cancel 1,481,268 of the treasury shares held.  Following this there will be 269,890,028 shares in issue

******

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

About Thomson — World leader in digital video technologies

Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, services, and systems to help its Media,  Entertainment & Communications clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries  through  its  Technicolor,  Grass  Valley, RCA, and  Thomson  brands.  For more information: http://www.thomson.net.

Press relations
Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net
Caroline Ponsi	+1 818 260 4520	caroline.ponsi@thomson.net
Investor relations
James Johnson	+33 1 41 86 61 48	james.johnson@thomson.net
Laurent Sfaxi	+33 1 41 86 58 83	laurent.sfaxi@thomson.net

PRESS RELEASE

October 19, 2007

THE SECURITIES DESCRIBED IN THIS NOTICE HAVE NOT BEEN AND WILL NOT BE REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATES. THIS NOTICE DOES NOT CONSTITUTE AN OFFER TO PURCHASE ANY SUCH SECURITIES.

THIS NOTICE APPEARS FOR INFORMATION PURPOSES ONLY. BENEFICIARIES OF THE FREE SHARES GRANT DESCRIBED HEREIN SHOULD NOT RELY ON THIS NOTICE FOR THE PURPOSE OF ESTABLISING THEIR RIGHTS IN RESPECT OF THE GRANT. THEY SHOULD LOOK TO THE DOCUMENTATION SPECIFICALLY MADE AVAILABLE TO THEM FOR SUCH PURPOSE.

Regulated Information
Allocation of treasury shares
Free shares grant to a certain category of Group personnel
Cancellation of 1,481,268 shares

The Thomson Board of Directors held on October 17, 2007 has decided to allocate 1,999,997 shares previously allocated to the objective of shares cancellation to the objective of Employee option programmes or other allocations of shares to employees and corporate officers of the Group. The Thomson Board of Directors has also decided to cancel some shares.

First, the Thomson Board of Directors has decided to grant free shares to various personnel of Thomson and its subsidiaries held at more than 50% in France and abroad pursuant to the provisions of article L. 225-197-1 et seq. of the French Commercial Code. This grant was decided further to the 13th resolution adopted by the Shareholders in their meeting held on May 15, 2007 in order to associate key managers and “high potential” employees more closely to the development of the Group and the implementation of the 2007-2009 Plan. The designation of the Beneficiaries was decided by the Board of Directors. Delivery of the shares is subject to Group operational performance as defined by the Board of Directors. The maximum number of shares to be granted, subject to the fulfilment of all of the conditions of the grant, amounts to 1,725,092 shares, representing 0.64% of the share capital.

Finally, the Thomson board of Directors has decided to cancel 1,481,268 shares with immediate effect.

The new share capital amounts to € 1,012,087,605, divided into 269,890,028 shares each with a par value of € 3.75, representing 269,890,028 voting rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2007
	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer